Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Woodside CEO and Managing Director Meg O’Neill

Interview with Bloomberg Asia Daybreak: Haidi Stroud-Watts, Shery Ahn

18 February 2022

Haidi Stroud-Watts: [indistinguishable] 2014, but after a transformative 12 months, CEO Meg O’Neill expects market volatility to continue throughout the course of the year. She joins us now from Perth. Meg, always a pleasure to have you on Bloomberg TV and as we were just saying a couple of minutes ago, a banner year for Woodside, a banner year when it comes to the demand side of the story as well. Can you expect these conditions to continue?

Meg O’Neill: Thanks, and thanks for having me on the program. Look, the energy market has been really fascinating over the past two years and if we go back to when COVID first struck, we saw lockdowns, we saw demand destruction, but over the course of 2021 demand has recovered and in some cases really started to outpace supply. So I think what we’re seeing right now is, is the congruence of a few different factors that demand growth as the world returns to normalcy. We’re seeing an effect from all of the stimulus money that governments have been pouring in. And then we’re seeing the kind of overhang of some of the geopolitical tensions that are causing a bit of speculative price increasing.

Haidi Stroud-Watts: Yeah, you bring us to my next question, the threat of war between Russia and Ukraine, the sort of constant pricing that we’re seeing being adjusted as a result of that, does that impact your short or medium-term outlook?

Meg O’Neill: Look, I think in the short term, there’s tremendous uncertainty. When we look at the energy markets and when we think about investment decisions for example, we look at the long-term fundamentals of population growth, economic growth, demand for energy. In the short term, some of these geopolitical factors have a more significant role to play. And one of the things we want to do is ensure that we are well positioned to be able to take advantage of upside in the market. Right now, we’ve got about 20 to 25% of our portfolio that is exposed to what we’re calling gas hub pricing. So that’s either JKM in Asia or TTF in Europe. So we do want to make sure that we’ve got the ability to take advantage of volatility in the market when it presents itself.

Shery Ahn: Given the strong position that you’re in right now in and the strong cash generation as well, is their potential for special dividend, or share buybacks down the track?

Meg O’Neill: So down the track, absolutely. We announced yesterday a very robust dividend payout to our shareholders. So we paid out 80% of our net profit after tax, excluding a few one-off items. So a very robust dividend payment to our shareholders and we, we understand they really appreciate having that value returned to them. As we go down the track and after completing the merger with BHP’s petroleum business, we’ll take a look at all of the different levers that exist to return value to shareholders, including buybacks and, and make a decision at that point in time.

Shery Ahn: What are you hearing from shareholders on the BHP merger?

Meg O’Neill: Yeah, shareholders are excited, so they understand the rationale for the deal. They understand that scale matters in this industry, they like some of the assets that BHP Petroleum bring to the transaction, some very significant assets in the Gulf of Mexico. They like the financial impact. So the business is coming across with no debt so it’ll cut our gearing in half, put us in a very strong financial position to be able to invest in opportunities, both in the near and mid term. But of course we have work to do. We’ve got our shareholder communications that will got in April and we look forward to having you know, individual conversations to help people understand the merits of the transaction.

Haidi Stroud-Watts: Meg how important, how crucial is it that the re-opening of WA happens?

Meg O’Neill: Yeah, so we certainly appreciate everything the state government has done to help keep the community protected from the health risk of COVID and keep the economy running. But we’re at a point now with a 95% vaccination rate where we think the borders need to be opened. We need a clear plan to re-open and to stay open. And we’re seeing the effects in our business. So as we plan the merger with BHP Petroleum, the border is an impediment to our teams being able to travel back and forth to meet with their counterparts. But we’re also seeing the effect in our people. You know, we’ve seen people resign because they wanted you know, they just miss their friends and family too much who live in other states, we’re seeing mental health strain on our workforce. So we do hope to have a clear communication from the government about a re-opening plan so that our people can get the certainty that they want from their life.

Haidi Stroud-Watts: When it comes to your operational management and workforce, how well placed are you to be able to deal with what is an expected jump in COVID cases?

Meg O’Neill: Yeah, we’ve been working this extraordinarily hard from the very early days of the pandemic, understanding how to manage our business continuity. And of course, our first priority is protecting the health and safety of our workers and the people who work at our sites and the communities where we live. But the second key priority for us, of course, is ensuring that the energy that we produce gets to our customers who desperately need it. So we have worked our business continuity plans very hard and I feel like we’re very well positioned to be able to transition into a living with COVID state.

Shery Ahn: So as you look ahead to the next year, how likely are you to see significant divestments post-merger with BHP?

Meg O’Neill: Yeah, it’s a really interesting question and you know, we’ve started some work looking at portfolio optimization, but the Bhp Petroleum business is really dominated by some very significant marquee assets both in Australia and in North America. I think the question will be is how does our portfolio evolve over time, are there m&a activities that would you know, logically build out our portfolio? There are probably some things where I will say, well, we need to take a look at maybe reducing our equity stake or divesting but I think we’ve got a good foundation from which to build.

Shery Ahn: Meg O’Neill Woodside CEO and Managing Director, thank you very much for your time today. That’s it for Daybreak Asia, but our markets coverage continues of course, as we look ahead to the start of trading in Hong Kong, Shanghai, Shenzhen. This is Bloomberg.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.